November 2, 2007	John H. Booher 410-659-2790 jhbooher@hhlaw.com
BY EDGAR AND FACSIMILE
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

RE:	Avalon Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-146937
Dear Mr. Riedler:
     On behalf of Avalon Pharmaceuticals, Inc. (“Avalon” or the “Company”), this letter is in response to the staff’s letter of comment dated October 31, 2007 to Dr. Kenneth C. Carter, with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).
     In response to your letter, set forth below are your comments in italics followed by the Company’s responses to your comments.
Responses to Letter from the Staff dated October 31, 2007
1.	It appears that you are attempting to use Instruction I.(B)(1) to establish eligibility to use Form S-3. However, Instruction I.(B)(1) is only available if the aggregate market value of the voting and non-voting common equity held by your non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear you meet this requirement. Please explain to us why you are eligible to use the Form S-3 or amend your registration statement on an appropriate form.
Response:	In accordance with Instruction I.(B)(1) and Item H.43 of the staff’s Manual of Publicly Available Telephone Interpretations, the Company calculated the aggregate market value of the voting and

Jeffrey P. Riedler
Assistant Director
November 2, 2007

non-voting common equity held by non-affiliates based on the highest closing price of its common stock on the Nasdaq Global Market within 60 days prior to the date of filing of the Registration Statement. Specifically, on August 31, 2007, the closing price of the Company’s common stock on the Nasdaq Global Market was $6.18. In accordance with Item H.41 of the staff’s Manual of Publicly Available Telephone Interpretations, the Company then multiplied the aforementioned closing price by the number of outstanding shares of its common stock held by non-affiliates as of October 15, 2007, which was 15,516,706 shares, resulting in an aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates of $95,893,243.08. In calculating the number of shares of common stock held by non-affiliates, the Company excluded shares held by its officers and directors and entities affiliated with such persons (1,509,756 shares in total). The Company is not aware of any stockholder beneficially owning 10% or more of the Company’s common stock and does not consider any other stockholder to be an affiliate of the Company other than the Company’s officers and directors and entities affiliated with such persons. Attached as Exhibit A is a table detailing the ownership of the Company’s outstanding common stock.
2.	We will further be monitoring your registration statement for resolution of your pending confidential treatment request. All comments will need to be fully resolved before we take final action on the registration statement.
Response:	We await the staff’s comments on the Company’s Confidential Treatment Request submitted to the staff on May 15, 2007, relating to Exhibit 10.3 to the Company’s Form 10-Q filed on May 14, 2007.
* * * *
     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2790 or Michael J. Silver at (410) 659-2741.

Very truly yours,
/s/ John H. Booher
John H. Booher

Jeffrey P. Riedler
Assistant Director
November 2, 2007

Exhibit A
     Set forth below is information relating to the ownership of the Company’s outstanding common stock as of October 15, 2007 by (i) the Company’s officers and directors (and entities affiliated with such persons) and (ii) each person known by us to own more than 5% of our outstanding shares of common stock.

	Number of
	Outstanding Shares	Percent of
	of Common Stock	Outstanding Shares
	Owned as of	of Common Stock
Name of Stockholder	October 15, 2007	Owned(1)
Officers and Directors
David Bol	—	*
Kenneth Carter	27,625	*
Thomas David	1,000	*
Glen Farmer	—	*
J. Michael Hamilton	2,700	*
Stephen Horrigan	—	*
David Kabakoff	—	*
Michael Kurman	—	*
Bradley G. Lorimier	8,880	*
David Muth	—	*
Ivor Royston(2)	604,810	3.6%
William Scott	—	*
Alan G. Walton(3)	864,741	5.1%
William Washecka	—	*
C. Eric Winzer	—	*

Total Held by Affiliates	1,509,756	8.9%

5% Stockholders

Entities affiliated with GIMV N.V.	891,607	5.2%
Entities affiliated with Biotechnology Value Fund, L.P.	1,372,328	8.1%
Entities affiliated with Xmark Opportunity Partners, LLC	1,198,871	7.0%

Passport Global Master Fund SPC LTD.	1,337,754	7.9%
Entities affiliated with Federated Kaufmann Funds	1,200,000	7.0%

*	Less than 1%.

(1)	Based on a total of 17,026,462 shares of common stock outstanding on October 15, 2007.

(2)	Includes shares of common stock held by entities affiliated with Forward Ventures IV Associates, LLC, of which Dr. Royston is a managing member.

(3)	Includes shares of common stock held by entities affiliated with OBP Management III L.P., of which Dr. Walton is a general partner.

3